As filed with the Securities and Exchange Commission on July 18, 2018

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

AMERICAN FINANCE TRUST, INC.

(Exact name of registrant as specified in its charter)

Maryland	90-0929989
(State of incorporation or organization)	(IRS Employer Identification No.)

405 Park Avenue, 3rd Floor, New York, NY	10022
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A Common Stock, par value $0.01 per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:  N/A

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1.	Description of Registrant’s Securities to be Registered.

The common stock of American Finance Trust, Inc. (the “Registrant”, the “Company”, “we”, “us” or “our”) was previously registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to a Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2014. Prior to the listing of the Registrant’s Class A common stock on The Nasdaq Global Select Market (“Nasdaq”), the Registrant effected a sequence of corporation actions as follows:

•	First, the Registrant filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) articles of amendment to its charter to effect a 2-to-1 reverse stock split combining every two shares of common stock, par value $0.01 per share, into one share of common stock, par value $0.02 per share.

•	Second, the Registrant filed with the SDAT articles of amendment to its charter reducing the resulting par value of the shares of common stock outstanding after the reverse stock split from $0.02 per share back to $0.01 per share.

•	Third, the Registrant filed with the SDAT articles of amendment to its charter changing the name of the common stock to the “Class A common stock.”

•	Fourth, the Registrant filed with the SDAT articles supplementary to its charter reclassifying a number of authorized but unissued shares of Class A common stock equal to half of the number of shares of Class A common stock then outstanding into shares of Class B-1 common stock and a number of authorized but unissued shares of Class A common stock equal to half of the number of shares of Class A common stock then outstanding into shares of Class B-2 common stock, such that, following these reclassifications and as compared to the number of shares of common stock outstanding prior to the commencement of the sequence of corporate actions described in this Current Report on Form 8-K, shares of Class A common stock represented 50% of that number, shares of Class B-1 common stock represented 25% of that number and shares of Class B-2 common stock represented 25% of that number.

•	Fifth, the Registrant paid to the holders of shares of Class A common stock following the first four steps in the sequence of corporate actions described above a stock dividend equal to one-half share of Class B-1 common stock and one-half share of Class B-2 common stock for each share of Class A common stock outstanding.

In connection with the listing of the Registrant’s Class A common stock on Nasdaq, the Registrant’s Class A common stock will be registered pursuant to Section 12(b) of the Exchange Act.

General

Under our charter, we have authority to issue a total of 350,000,000 shares of capital stock, consisting of 247,470,603.707 shares of Class A common stock, par value $0.01 per share, 26,264,698.1465 shares of Class B-1 common stock, par value $0.01 per share, 26,264,698.1465 shares of Class B-2 common stock, par value $0.01 per share, and 50,000,000 million shares of preferred stock, par value $0.01 per share. Prior to the listing of the Registrant’s Class A common stock on Nasdaq, fractional shares of Class A common stock were redeemed for cash in an amount equal to the amount of fractional shares multiplied by the Registrant’s then-estimated per-share net asset value of $23.56 (except for fractional unvested restricted shares of common stock held by our independent directors, which will be forfeited). Prior to converting into shares of Class A common stock, fractional shares of Class B-1 common stock and Class B-2 common stock that would otherwise convert into fractional shares of Class A common stock will be redeemed for cash in an amount equal to the number of fractional shares multiplied by the trading price per share of Class A common stock determined at the time of conversion.

As of the date of this registration statement, we have 52,540,958 shares of Class A common stock, 26,264,686.5 shares of Class B-1 common stock, and 26,264,686.5 shares of Class B-2 common stock issued and outstanding, and no shares of preferred stock issued and outstanding.

Our board of directors, with the approval of a majority of the entire board of directors and without any action taken by our stockholders, may amend our charter from time to time to increase or decrease the aggregate number of our authorized shares of stock or the number of shares of stock of any class or series that we have authority to issue. Under Maryland law, stockholders are not generally liable for our debts or obligations solely as a result of their status as stockholders.

Common Stock

Subject to the preferential rights, if any, of holders of any other class or series of our stock and to the provisions of our charter relating to the restrictions on ownership and transfer of our stock, the holders of our common stock:

•	have the right to receive ratably any distributions from funds legally available therefor, when, as and if authorized by our board of directors and declared by us; and

•	are entitled to share ratably in all of our assets available for distribution to holders of our common stock upon liquidation, dissolution or winding up of our affairs.

Upon issuance for full payment therefor, all common stock issued by us will be fully paid and non-assessable. Except as noted below under “–Listing”, there are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of our common stock. Holders of our common stock generally will have no appraisal rights.

Subject to the provisions of our charter relating to the restrictions on ownership and transfer of our stock and except as may otherwise be provided in the charter, holders of our common stock are entitled to one vote per share on all matters on which holders of our common stock are entitled to vote at all meetings of our stockholders. The holders of our common stock do not have cumulative voting rights.

Holders of shares of our common stock are entitled to vote for the election of directors. Directors may be removed from office, only for cause, by the affirmative vote of stockholders entitled to cast at least two thirds of the votes entitled to be cast generally in the election of directors. Cause is defined in our charter to mean, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to us through bad faith or active and deliberate dishonesty. Vacancies on the board of directors resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum. Any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until his or her successor is elected and qualifies or until his or her earlier death, resignation or removal.

Except as noted below under “–Listing”, shares of Class B-1 common stock and shares of Class B-2 common stock have identical preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption as the shares of Class A common stock.

Preferred Stock

Under our charter, our board of directors, without stockholder approval, is authorized to provide for the issuance of shares of preferred stock in one or more classes or series, to establish the number of shares in each class or series and to fix the terms thereof. Our board of directors could authorize the issuance of additional shares of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of common stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of common stock might receive a premium for their shares over the then market price of such shares of common stock.

Some of the rights, preferences, privileges and restrictions of the shares of preferred stock of a class or series may include the following:

•	distribution rights;

•	conversion rights;

•	voting rights;

•	redemption rights and terms of redemptions; and

•	liquidation preferences.

The preferred stock we may offer from time to time under this registration statement, when issued, will be duly authorized, fully paid and nonassessable.

Any shares of our preferred stock that we issue could rank senior to our shares of common stock with respect to the payment of distributions, in which case we could not pay any distributions on such junior shares until full distributions have been paid with respect to such shares of our preferred stock.

The rights, preferences, privileges and restrictions of each class or series of shares of our preferred stock will be fixed by articles supplementary relating to the class or series. We will describe the specific terms of the particular class or series of shares of our preferred stock offered in the registration statement supplement relating to that class or series, which terms will include:

•	the designation and par value of the shares of our preferred stock;

•	the voting rights, if any, of the shares of our preferred stock;

•	the number of shares of our preferred stock offered, the liquidation preference per share of our preferred stock and the offering price of the shares of our preferred stock;

•	the distribution rate(s), period(s) and payment date(s) or method(s) of calculation applicable to the shares of our preferred stock;

•	whether distributions will be cumulative or non-cumulative and, if cumulative, the date(s) from which distributions on the shares of our preferred stock will cumulate;

•	the procedures for any auction and remarketing for the shares of our preferred stock, if applicable;

•	the provision for a sinking fund, if any, for the shares of our preferred stock;

•	the provision for, and any restriction on, redemption, if applicable, of the shares of our preferred stock;

•	the provision for, and any restriction on, repurchase, if applicable, of the shares of our preferred stock;

•	the terms and provisions, if any, upon which the shares of our preferred stock will be convertible into shares of common stock, including the conversion price (or manner or calculation) and conversion period;

•	the terms under which the rights of the shares of our preferred stock may be modified, if applicable;

•	the relative ranking and preferences of the shares of our preferred stock as to distribution rights and rights upon the liquidation, dissolution or winding up of our affairs;

•	any limitation on issuance of any other class or series of shares of our preferred stock, including any class or series of shares of our preferred stock ranking senior to or on parity with the class or series of shares of our preferred stock as to distribution rights and rights upon the liquidation, dissolution or winding up of our affairs;

•	any listing of the shares of our preferred stock on any securities exchange;

•	if appropriate, a discussion of any additional material U.S. federal income tax considerations applicable to the shares of our preferred stock;

•	information with respect to book-entry procedures, if applicable;

•	in addition to those restrictions described below, any other restrictions on the ownership and transfer of the shares of our preferred stock; and

•	any additional rights, preferences, privileges or restrictions of the shares of our preferred stock.

Power to Reclassify Shares of Our Stock

Our board of directors may classify any unissued shares of preferred stock, and reclassify any unissued shares of common stock or any previously classified but unissued shares of preferred stock, into other classes or series of stock, including one or more classes or series of stock that have priority over our common stock with respect to voting rights, distributions or upon liquidation, and authorize us to issue the newly classified shares. Prior to the issuance of shares of each class or series, our board of directors is required by the Maryland General Corporation Law (the “MGCL”), and our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption for each such class or series. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Power to Increase Authorized Stock and Issue Additional Shares of Our Common Stock and Preferred Stock

We believe that the power of our board of directors to amend our charter from time to time to increase the aggregate number of authorized shares of stock and the number of shares of stock of any class or series that we have the authority to issue, to issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock into other classes or series of stock and thereafter to cause us to issue such classified or reclassified shares of stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. Shares of additional classes or series of stock, as well as additional shares of common stock, will be available for issuance without further action by our stockholders, unless stockholder consent is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities are then listed or traded. Although our board of directors does not intend to do so, it could authorize us to issue a class or series of common stock or preferred stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of us that might involve a premium price for our stockholders or otherwise be in their best interest.

Restrictions on Transfer and Ownership of Stock

In order for us to qualify as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), shares of our stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be taxed as a REIT has been made) or during a proportionate part of a shorter taxable year. Also, under Section 856(h) of the Code, a REIT cannot be “closely held.” In this regard, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Our charter contains restrictions on the ownership and transfer of shares of our common stock and other outstanding shares of stock. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% in value of the aggregate of our outstanding shares of stock or more than 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of our shares of stock; we refer to these limitations as the “ownership limits.”

The constructive ownership rules under the Code are complex and may cause shares of stock owned actually or constructively by a group of related individuals or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% in value of the aggregate of our outstanding shares of stock or 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of our shares of stock (or the acquisition of an interest in an entity that owns, actually or constructively, shares of our stock by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to violate the ownership limits.

Our board of directors may, upon receipt of certain representations, undertakings and agreements and in its sole discretion, exempt (prospectively or retroactively) any person from the ownership limits and establish a different limit, or excepted holder limit, for a particular person if the person’s ownership in excess of the ownership limits will not then or in the future result in our being “closely held” under Section 856(h) of the Code (without regard to whether the person’s interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT. In order to be considered by our board of directors for exemption, a person also must not own, actually or constructively, an interest in one of our tenants (or a tenant of any entity which we own or control) that would cause us to own, actually or constructively, more than a 9.9% interest in the tenant unless the revenue derived by us from such tenant is sufficiently small that, in the opinion of our board of directors, rent from such tenant would not adversely affect our ability to qualify as a REIT. The person seeking an exemption must provide such representations and undertakings to the satisfaction of our board of directors that it will not violate these two restrictions. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer to a charitable trust of the shares of stock causing the violation. As a condition of granting an exemption or creating an excepted holder limit, our board of directors may, but is not be required to, obtain an opinion of counsel or Internal Revenue Service (“IRS”) ruling satisfactory to our board of directors with respect to our qualification as a REIT and may impose such other conditions or restrictions as it deems appropriate.

Our board of directors may increase or decrease the ownership limits. Any decrease in the ownership limits will not be effective for any person whose percentage ownership of shares of our stock is in excess of such decreased limits until such person’s percentage ownership of shares of our stock equals or falls below such decreased limits (other than a decrease as a result of a retroactive change in existing law, which will be effective immediately), but any further acquisition of shares of our stock in excess of such percentage ownership will be in violation of the applicable decreased limits. Our board of directors may not increase or decrease the ownership limits if, after giving effect to such increase or decrease, five or fewer persons could beneficially own or constructively own in the aggregate more than 49.9% in value of the shares of our stock then outstanding. Prior to any modification of the ownership limits, our board of directors may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our qualification as a REIT.

Our charter further prohibits:

•	any person from beneficially or constructively owning, applying certain attribution rules of the Code, shares of our stock that would result in our being “closely held” under Section 856(h) of the Code (without regard to whether the stockholder’s interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and

•	any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the other foregoing restrictions on ownership and transfer of our stock will be required to immediately give written notice to us or, in the case of a proposed or attempted transaction, give, at least 15 days’ prior written notice to us, and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. The ownership limits and the other restrictions on ownership and transfer of our stock will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT or that compliance with the restrictions on ownership and transfer of our stock is no longer required in order for us to qualify as a REIT.

If any transfer of shares of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons, such transfer will be void from the time of such purported transfer and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of shares of our stock or any other event would otherwise result in:

•	any person violating the ownership limits or such other limit established by our board of directors; or

•	us being “closely held” under Section 856(h) of the Code (without regard to whether the stockholder’s interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then that number of shares (rounded up to the nearest whole share) that would cause us to violate such restrictions will automatically be transferred to, and held by, a charitable trust for the exclusive benefit of one or more charitable organizations selected by us, and the intended transferee will acquire no rights in such shares. The transfer will be deemed to be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in the transfer to the charitable trust. A person who, but for the transfer of the shares to the charitable trust, would have beneficially or constructively owned the shares so transferred is referred to as a “prohibited owner,” which, if appropriate in the context, also means any person who would have been the record owner of the shares that the prohibited owner would have so owned. If the transfer to the charitable trust as described above would not be effective, for any reason, to prevent violation of the applicable restriction on ownership and transfer contained in our charter, then our charter provides that the transfer of the shares will be void from the time of such purported transfer.

Shares of stock transferred to a charitable trust are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price paid per share in the transaction that resulted in such transfer to the charitable trust (or, if the event that resulted in the transfer to the charitable trust did not involve a purchase of such shares of stock at market price, defined generally as the last reported sales price reported on the principal national securities exchange on which the shares are listed and admitted to trading, the market price per share of such stock on the day of the event which resulted in the transfer of such shares of stock to the charitable trust) and (2) the market price on the date we, or our designee, accept such offer. We may reduce the amount payable to the charitable trust by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the charitable trust as described below. We may pay the amount of such reduction to the charitable trust for the benefit of the charitable beneficiary. We have the right to accept such offer until the trustee of the charitable trust has sold the shares held in the charitable trust as discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, and the charitable trustee must distribute the net proceeds of the sale to the prohibited owner.

Within 20 days of receiving notice from us of the transfer of the shares to the charitable trust, the charitable trustee will sell the shares to a person or entity designated by the charitable trustee who could own the shares without violating the ownership limits or the other restrictions on ownership and transfer of our stock described above. After that, the charitable trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares in the transaction that resulted in the transfer to the charitable trust (or, if the event that resulted in the transfer to the charitable trust did not involve a purchase of such shares at market price, the market price per share of such stock on the day of the event that resulted in the transfer to the charitable trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the charitable trust for the shares. The charitable trustee may reduce the amount payable to the prohibited owner by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the charitable trust. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary, together with any dividends and other distributions thereon. In addition, if, prior to discovery by us that shares of stock have been transferred to a charitable trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the charitable trust and to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the charitable trust upon demand by the charitable trustee. The prohibited owner will have no rights in the shares held by the charitable trust.

The charitable trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the charitable trust, the charitable trustee will receive, in trust for the charitable beneficiary, all distributions made by us with respect to such shares and may also exercise all voting rights with respect to such shares. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the charitable trust will be paid by the recipient to the charitable trust upon demand by the charitable trustee. These rights will be exercised for the exclusive benefit of the charitable beneficiary.

Subject to Maryland law, effective as of the date that the shares have been transferred to the charitable trust, the charitable trustee will have the authority, at the charitable trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the charitable trustee; and

•	to recast the vote in accordance with the desires of the charitable trustee acting for the benefit of the charitable beneficiary.

However, if we have already taken irreversible corporate action, then the charitable trustee may not rescind and recast the vote.

If our board of directors determines that a proposed transfer would violate the restrictions on ownership and transfer of our stock set forth in our charter, our board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the outstanding shares of all classes or series of our stock, including common stock, will be required to give written notice to us within 30 days after the end of each taxable year stating the name and address of such owner, the number of shares of each class and series of our stock that the person beneficially owns and a description of the manner in which such shares are held. Each such owner will be required to provide to us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder will, upon demand, be required to provide to us such information as we may request in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates representing shares of our stock, or any written statements of information delivered in lieu of certificates, will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer of our stock could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is DST Systems, Inc. The principal business address of the transfer agent and registrar is 333 W. 11th Street, Kansas City, MO 64105.

Listing

Our Class A common stock will be listed on Nasdaq under the symbol “AFIN” on July 19, 2018. We have two other classes of outstanding stock, Class B-1 common stock, which will automatically convert into Class A common stock to be listed on Nasdaq no later than October 17, 2018, 90 days following the date our Class A common stock is listed on Nasdaq, and Class B-2 common stock, which will automatically convert into Class A common stock to be listed on Nasdaq no later than January 15, 2019, 180 days following the date our Class A common stock is listed on Nasdaq.

Certain Provisions of the MGCL and our Charter and Bylaws

The MGCL and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions may discourage certain coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Number of Directors; Vacancies; Removal

Our business and affairs shall be managed by the direction of the board of directors. The number of our directors shall be four, which number may be increased or decreased from time to time pursuant to the bylaws, but shall never be less than one nor more than fifteen. In accordance with our charter, our board of directors is divided into three staggered classes of directors. At each annual meeting, directors of one class elected to serve for a term of three years, until the annual meeting of stockholders held in the third year following the year of their election and until their successors are duly elected and qualify.

We have elected by a provision of our charter to be subject to a provision of Maryland law requiring that, except as otherwise provided in the terms of any class or series of preferred stock, vacancies on our board of directors may be filled only by the remaining directors and that any individual elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until his or her successor is duly elected and qualifies. Any director may resign at any time by delivering his notice to the board of directors, the chairman of the board of directors, the chief executive officer or the Secretary. Each of our directors is elected by our stockholders to serve until the next annual meeting and until his or her successor is duly elected and qualifies under Maryland law.

Our charter provides that any or all directors may be removed from office only for “cause” by the affirmative vote of the stockholders, subject to the rights of holders of one or more classes or series of preferred stock, entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors. For the purpose of this provision of our charter, “cause” means, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to us through bad faith or active and deliberate dishonesty.

Action by Stockholders

Under the MGCL, common stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous consent in lieu of a meeting (unless the charter provides for a lesser percentage, which our charter does not). These provisions, combined with the requirements of our charter and bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Meetings and Special Voting Requirements

Subject to our charter restrictions on ownership and transfer of our stock and the terms of each class or series of stock, including with respect to the vote by the stockholders for the election of the directors, each holder of common stock is entitled at each meeting of stockholders to one vote per share owned by such stockholder on all matters submitted to a vote of stockholders. There is no cumulative voting in the election of our board of directors, which means that the holders of a majority of shares of our outstanding common stock can elect all the directors then standing for election and the holders of the remaining shares of common stock will not be able to elect any directors.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, convert, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters (except for certain charter amendments relating to director resignation or removal and the vote required for certain amendments) by a lesser percentage, but not less than a majority of all the votes entitled to be cast on the matter. Our charter provides for approval of these matters (except for certain charter amendments relating to director resignation and removal and the vote required for certain amendments) by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast on the matter.

Also, our operating assets are held by our subsidiaries and these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

Pursuant to our charter and bylaws, an annual meeting of our stockholders for the purpose of the election of directors and the transaction of any business will be held annually on a date and at the time and place set by our board of directors. Each of our directors is elected by our stockholders to serve until the next annual meeting and until his or her successor is duly elected and qualifies under Maryland law. Special meetings of stockholders to act on any matter that may properly be considered at a meeting of stockholders may be called upon the request of the board of directors, the chairman of the board of directors, the president or the chief executive officer and, subject to the satisfaction of certain procedural requirements, must be called by our secretary upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on the matter at the meeting. The presence of stockholders entitled to cast at least a majority of all the votes entitled to be cast at such meeting on any matter, either in person or by proxy, will constitute a quorum.

Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

No Appraisal Rights

As permitted by the MGCL, our charter provides that stockholders will not be entitled to exercise appraisal rights unless a majority of our board of directors determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights.

Dissolution

Our dissolution must be declared advisable by a majority of our entire board of directors and approved by the affirmative vote of stockholders entitled to cast not less than a majority of the votes entitled to be cast on such matter.

Business Combinations

Under the MGCL, certain “business combinations,” including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities, between a Maryland corporation and an “interested stockholder” or, generally, any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation, or an affiliate of such an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder. The super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. Under the MGCL, a person is not an “interested stockholder” if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. A corporation’s board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder. As permitted by the MGCL, our board of directors has by resolution exempted business combinations between us and any person, provided that such business combination is first approved by our board of directors (including a majority of directors who are not affiliates or associates of such person). Consequently, the five-year prohibition and the supermajority vote requirements will not apply to such business combinations. As a result, any person described above may be able to enter into business combinations with us that may not be in the best interest of our stockholders without compliance by us with the supermajority vote requirements and other provisions of the statute. This resolution, however, may be altered or repealed in whole or in part at any time by our board of directors. If this resolution is repealed, or our board of directors does not otherwise approve a business combination with a person, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (1) the person that has made or proposed to make the control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. “Control shares” are shares of voting stock which, if aggregated with all other such shares owned by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (A) one-tenth or more but less than one-third, (B) one-third or more but less than a majority or (C) a majority or more of all voting power. Control shares do not include shares that the acquirer is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in MGCL), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquirer does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of any meeting of stockholders at which the voting rights of such shares are considered and not approved, or, if no such meeting is held, as of the date of the last control share acquisition by the acquirer. If voting rights for control shares are approved at a stockholders’ meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights, unless the corporation’s charter provides otherwise. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to (1) shares acquired in a merger, consolidation or statutory share exchange if the corporation is a party to the transaction or (2) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our stock. There is no assurance that such provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits the board of directors of a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board of directors;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board of directors be filled only by the remaining directors and, if the board of directors is classified, for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a stockholder requested special meeting of stockholders.

We have elected to be subject to the provisions of Subtitle 8 relating to a classified board of directors the filling of vacancies on our board of directors. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (1) require a two-thirds vote for the removal of any director from the board of directors, which removal will be allowed only for cause, (2) vest in the board of directors the exclusive power to fix the number of directorships, and (3) require, unless called by the chairman of our board of directors, our president, our chief executive officer or our board of directors, the written request of stockholders entitled to cast not less than a majority of all votes entitled to be cast on any matter that may properly be considered at a meeting of stockholders in order to call a special meeting to act on such matter.

Advance Notice of Director Nominations and New Business

Our bylaws provide that nominations of individuals for election to the board of directors or proposals of other business may be made at an annual meeting (1) pursuant to our notice of meeting, (2) by or at the direction of our board of directors, or (3) by any stockholder of record both at the time of giving of notice pursuant to the bylaws and at the time of the annual meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with the advance notice procedures set forth in our bylaws. Our bylaws currently require the stockholder to provide notice to the secretary containing the information required by our bylaws not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of our proxy statement for the preceding year’s annual meeting.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to the board of directors may be made at a special meeting, (1) by or at the direction of the board of directors, or (2) provided that the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by any stockholder who is a holder of record both at the time of giving of notice and at the time of the special meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who complies with the notice procedures set forth in our bylaws. Such stockholder may nominate one or more individuals, as the case may be, for election as a director if the stockholder’s notice containing the information required by our bylaws is delivered to the secretary not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m., Eastern Time, on the later of (1) the 90th day prior to such special meeting or (2) the tenth day following the day on which public announcement is first made of the date of the special meeting and the proposed nominees of our board of directors to be elected at the meeting.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law. This provision does not reduce the exposure of directors and officers to liability under federal or state securities laws, nor does it limit the stockholders’ ability to obtain injunctive relief or other equitable remedies for a violation of a director’s or an officer’s duties to us, although the equitable remedies may not be an effective remedy in some circumstances.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (A) was committed in bad faith or (B) was the result of active and deliberate dishonesty, (2) the director or officer actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (1) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (2) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the appropriate standard of conduct was not met.

Our charter authorizes us to obligate ourselves and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity; or

•	any individual who, while our director or officer and at our request, serves or has served as a director, officer, partner, member, manager or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of us or a predecessor of us.

We have entered into an indemnification agreement with each of our directors and officers, and certain former directors and officers, providing for indemnification of such directors and officers consistent with the provisions of our charter. The indemnification agreements provide that each indemnitee is entitled to indemnification unless it is established that (1) the act or omission of an indemnitee was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (2) such indemnitee actually received an improper personal benefit in money, property or services or (3) in the case of any criminal proceeding, such indemnitee had reasonable cause to believe that his conduct was unlawful. The indemnification agreements further limit each indemnitee’s entitlement to indemnification in cases where (1) the proceeding was one by or in the right of us and such indemnitee was adjudged, in a final adjudication, to be liable to us, (2) such indemnitee was adjudged, in a final adjudication, to be liable on the basis that personal benefit was improperly received in any proceeding charging improper personal benefit to such indemnitee or (3) the proceeding was brought by such indemnitee, except in certain circumstances.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 2.	Exhibits.

Because no other securities of the Registrant are registered on Nasdaq, and the securities being registered by this Form 8-A are not being registered pursuant to Section 12(g) of the Exchange Act, no exhibits are required to be filed with this Form 8-A.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2018	AMERICAN FINANCE TRUST, INC.

	By:	/s/ Edward M. Weil, Jr.
	Name:	Edward M. Weil, Jr.
	Title:	Chairman, Chief Executive Officer and President